Seward & Kissel LLP
1200 G Street, N.W.
Washington, D.C.  20005
Telephone:  (202) 737-8833
Facsimile:  (202) 737-5184
www.sewkis.com

March 22, 2010

VIA EDGAR

Mr. Christian T. Sandoe
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Javelin Exchange-Traded Trust – Contrarian Opportunities Index Fund
Post-Effective Amendment No. 1 File Nos. 333-156024 and 811-22125

Dear Mr. Sandoe:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the post-effective amendment to the registration statement filed on Form N-1A of the Funds referred above, as provided orally to the undersigned on February 19, 2010.  The Staff’s comments and our responses are discussed below.

Prospectus

Comment 1:	Fees and Expenses: Delete the last sentence of the first paragraph under “Fees and Expenses”.

Response:	We have revised the disclosure in response to this comment.

Comment 2:	Annual Fund Operating Expense Table: Insert lines to reflect the Fund’s fee waiver and expense reimbursements.

Response:	We have revised the disclosure in response to this comment.

Comment 3:	Annual Fund Operating Expense Table – Footnotes 1 and 2: Delete Footnotes 1 and 2.

Response:	We have revised the disclosure in response to this comment.

Comment 4:
Principal Investment Strategies:  Revise the disclosure regarding the Fund’s primary strategy with regard to performance tracking of the Target Index to conform to the disclosure regarding the same under “Important Additional Information About the Fund.”

Response:	We have revised the disclosure in response to this comment.

Comment 5:	Principal Investment Strategies – Dow Jones U.S. Contrarian Opportunities Index: Add disclosure regarding the average market capitalization of the securities in the Index.

Response:	We have revised the disclosure in response to this comment.

Comment 6:	Risks – Small- and Mid-Capitalization Risk: Confirm as to whether this risk is relevant to the Fund. If not relevant, delete the disclosure.

Response:	The Fund invests in small- and mid- capitalization securities.

Comment 7:	Performance: Revise the language regarding the Fund’s investment operations.

Response:	We have revised the disclosure in response to this comment.

Comment 8:	Management: Add the information regarding the Fund’s portfolio managers

Response:	We have revised the disclosure in response to this comment.

Comment 9:	Tax Information: Revise the language regarding the Fund’s tax information.

Response:	We have revised the disclosure in response to this comment.

Comment 10:	Financial Intermediary Compensation: Add a section for financial intermediary compensation under “Tax Information”.

Response:
We have not added a section for financial intermediary compensation pursuant to Item 8 of Form N-1A, under which “[a] Fund may omit the statement if neither the Fund nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services”.

Statement of Additional Information

Comment 1:
Fundamental Policies and Investment Restrictions:  Disclose that there can be no assurance that the Fund’s exemptive relief application to the SEC for entering into lending or borrowing arrangements with affiliates would be granted.

Response:	We have revised the disclosure in response to this comment.

* * *

We hereby acknowledge that (i) the Fund is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Fund may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional comments or questions, please contact me at (202) 737-8833.

Sincerely,
/s/ Bibb L. Strench
Bibb L. Strench

cc:           Brinton W. Frith
Javelin Exchange-Traded Trust.